AMENDMENT NO. 34 TO MANAGEMENT AGREEMENT

This Amendment No. 34 to the Management Agreement dated December 8, 2000 as amended on February 12, 2001, October 1, 2001, May 1, 2002, January 1, 2003, May 1, 2003, December 1, 2003, January 1, 2004, April 30, 2004, January 1, 2005, April 30, 2005, July 1, 2005, September 30, 2005, November 1, 2005, December 1, 2005, December 19, 2005, January 1, 2006, May 1, 2006, October 1, 2006, November 1, 2006, January 1, 2007, April 30, 2007, October 31, 2007, November 1, 2007, February 1, 2008, April 28, 2008 and May 1, 2009 (the “Agreement”), by and between Met Investors Series Trust (the “Trust”) and Met Investors Advisory Corp. (a predecessor to MetLife Advisers, LLC) (the “Manager”), is entered into effective the 30th day of April, 2010.

WHEREAS the Agreement provides for the Manager to provide certain services to the Trust for which the Manager is to receive agreed upon fees; and

WHEREAS the Manager and the Trust desire to make certain changes to the Agreement;

NOW, THEREFORE, the Manager and the Trust hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to add the following additional Portfolio:

Portfolio	Percentage of average daily net assets
Met/Eaton Vance Floating Rate Portfolio	0.625% of the first $100 million of such assets plus 0.600% of such assets over $100 million

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 30th day of April 2010.

MET INVESTORS SERIES TRUST		METLIFE ADVISERS, LLC

By:	/s/ Jeffrey A. Tupper	By:	/s/ Jeffrey A. Tupper
Name:	Jeffrey A. Tupper	Name:	Jeffrey A. Tupper
Title:	Treasurer	Title:	Vice President